SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Norman E. Alexander

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

       Telephone: (212) 986-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:            Norman E. Alexander

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [X]                                     (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

NUMBER OF SHARES	7)

SOLE VOTING POWER

		1,663,721
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 347,438 SOLE DISPOSITIVE POWER 1,663,721
PERSON WITH	10)	SHARED DISPOSITIVE POWER 347,438

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:                        2,011,159

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.5

TYPE OF REPORTING PERSON:  IN

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:      Fifty Broad Street, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only): 13-1769653

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [X]                                     (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

            00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

NUMBER OF SHARES	7)

SOLE VOTING POWER

		167,878
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER None SOLE DISPOSITIVE POWER 167,878
PERSON WITH	10)	SHARED DISPOSITIVE POWER None

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:                        167,878

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1

14)       TYPE OF REPORTING PERSON:  CO
The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. (“Fifty Broad”), a New York corporation; Forfed Corporation (“Forfed”), a Delaware corporation; 42 New Street, Inc. (“42 New”), a New York corporation; Galleon Syndicate Corporation (“Galleon”), a New York corporation; and Youandi Corporation (“Youandi”), a New York corporation (the “Corporations”) with respect to Sequa Corporation Class B Common Stock (the “Class B Shares”) is amended by the following information.

Item 3.      Source and Amount of Funds or Other Consideration.

The 57,702 Class B Shares acquired by Mr. Alexander and that are the subject of this Amendment 6 were distributed to Mr. Alexander on July 13, 2005 pursuant to the terms of the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” (the “April 2004 Trust”).  In addition, on June 21, 2005 Fifty Broad acquired 2,385 Class B Shares from an individual stockholder in exchange for 2,385 shares of Sequa Corporation’s Class A Common Stock (the “Class A Shares”).  The Class A Shares were valued at $70.56 per share.

Item 5.      Interest in Securities of the Issuer.

Mr. Alexander, through the Corporations, the April 2004 Trust and through the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “July 2005 Trust”), beneficially owns an aggregate of 2,011,159 Class B Shares comprising approximately 60.5% of the outstanding Class B Shares.  Forfed owns 1,379,843 Class B Shares or approximately 41.5% of the Class B Shares outstanding, Fifty Broad owns 167,878 Class B Shares or approximately 5.1% of the Class B Shares outstanding, 42 New owns 45,000 Class B Shares or approximately 1.4% of the Class B Shares outstanding, Youandi owns 30,000 Class B Shares or approximately .9% of the Class B Shares outstanding, Galleon owns 41,000 Class B Shares or approximately 1.2% of the Class B Shares outstanding, the April 2004 Trust owns 289,736 Class B Shares or approximately 8.7% of the Class B Shares outstanding and the July 2005 Trust owns 57,702 Class B Shares or approximately 1.7% of the Class B Shares outstanding.

Each of the above Corporations has the sole right to vote and dispose of all of its Class B Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and dispose of all of the Class B Shares owned by the Corporations.  Each of the April 2004 Trust and the July 2005 Trust has the shared right to vote and dispose of all of its Class B Shares, but Mr. Alexander retains the right to dispose of the Class B Shares in accordance with the terms of the April 2004 Trust and the July 2005 Trust, respectively.

On July 13, 2005, the April 2004 Trust transferred 57,702 Class B Shares to Mr. Alexander.  On July 13, 2005, Mr. Alexander transferred 57,702 Class B Shares that were owned by him individually to the July 2005 Trust.  In addition, on June 21, 2005 Fifty Broad acquired 2,385 Class B Shares from an individual stockholder in exchange for 2,385 Class A Shares.

Item 6.      Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            Norman E. Alexander formed the July 2005 Trust and contributed 57,702 Class B Shares thereto. Ms. Binderman, Mr. Alexander and Ms. Zoffness were named as the trustees of the July 2005 Trust and, as such, each of such individuals has shared voting power and investment power over said Class B Shares.  Norman E. Alexander, his estate and/or issue are beneficiaries of the July 2005 Trust.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1.            Indenture dated July 13, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2005

FIFTY BROAD STREET, INC.

FORFED CORPORATION

42 NEW STREET, INC.

YOUANDI CORPORATION

GALLEON SYNDICATE CORPORATION

/s/ Norman E. Alexander

------------------------------------

Norman E. Alexander

Individually and on behalf of

the above named Corporations

As President or Chairman